Issuer Free Writing Prospectus dated November 26, 2025
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated September 24, 2025
Registration No. 333-290068

Proposed Nasdaq Symbol: LCDC ISSUER FREE W R I T I N G PROSPECTUS

This free writing prospectus relates to the proposed public offering of Common shares of LORENZO DEVELOPMENTS INC. (the "Company," "we," "us" or "our") and should be read together with the registration statement on Form F - 1(File No. 333 - 290068), as amended (the "Registration Statement"), which we filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates. The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact American Trust Investment Services, Inc., 910 S El Camino Real Suite 200 San Clemente, CA 92672, United States, or via email: IB @amtruinvest.com, or contact LORENZO DEVELOPMENTS INC., via email: info@lorenzodevelopments.com. FREE WRITING PROSPECTUS STATEMENT Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.

This presentation contains forward - looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward - looking statements. We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs. These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section in the Registration Statement. Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements. You should not rely upon forward - looking statements as predictions of future events. The events and circumstances reflected in the forward - looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company undertakes no obligation to update forward - looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Any decision to purchase the Company’s securities should be made solely on the basis of the information contained in the Company’s public filings and any prospectus relating to the proposed offering. Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. DISCLAIMER Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.

LORENZO DEVELOPMENTS INC. NASDAQ Capital Market / LCDC Initial Public Offering 2,000,000 Common Shares (or 2,300,000 Common Shares, assuming that the over - allotment option is exercised in full) $4.00 to $6.00 per Common Share Six months from the date of the closing of the offering for the directors, executive officers, and existing shareholders holding 5% or more of the Company’s outstanding Common shares. • Approximately 30% for developing our existing business, including hiring more business development managers, project managers, and client relationship specialists, diversifying our service offerings, and enhancing marketing efforts; • Approximately 30% for potential mergers and acquisitions of peer companies or businesses along the industry value chain; • Approximately 25% for research and development of AI - powered real estate platform integrating comprehensive real estate data, industry trends, and advanced analytics; and • Approximately 15% for working capital and other general corporate purposes. American Trust Investment Services, Inc Issuer Listing / Ticker Offering Type Offering Size Offering Price Lock - up Use of Proceeds Underwriters Note: We have not identified any acquisitions target at this time. Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss. OFFERING S U M M A R Y

01 A B O U T U S

We are engaged in providing real estate - related services, consisting of real estate development management and consulting. Our real estate development management services include managing the process of securing all necessary governmental approvals, permits, and licenses for development projects; arranging for professional services such as engineering and legal support; overseeing project execution to ensure quality, safety, and on - time delivery; and maintaining consistent communication with clients throughout the project lifecycle. Our real estate consulting services include delivering professional feasibility assessment reports or suggestions, based on the completion of a series of interrelated tasks, such as feasibility study, purchase and sale advisory, and investment consultation. Across both service lines, we integrate market research, zoning analysis, and urban planning insights to deliver informed and practical guidance. By combining strategic planning with seamless execution coordination, we help our clients navigate complex development processes and maximize the long - term value of their real estate investments. C O M P A N Y OVERVIEW Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.

CORPORATE STRUCTURE



Sky Pivot Corp.
(Canada)
YUYUKPING LIMITED
(BVI)
Minority
Shareholders
Public Shareholders
55.0% / 49.5%
20.2% / 18.1%
24.8% / 22.3%
0% / 10.1%
Pre/Post-IPO Percentage
LORENZO DEVELOPMENTS INC.

Note:
(1) Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.
(2) Sky Pivot Corp is 100% owned by Tianshu Wang
(3) Yuyukping Limited is 100% owned by Yuk Ping Yu

Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.

OUR TEAM

LORENZO DEVELOPMENTS INC.

Tianshu Wang

PRESIDENT & DIRECTOR & CEO & SECRETARY

- Over **10** Years of experience in business management and operation.
- President, Director, and CEO of the Company since 2016.
- Director of 2484508 Ontario Ltd., 3471 Sheppard Developments Inc., 2687525 Ontario Inc., and 2769846 Ontario Inc.
- Mr. Wang co-founded Pantheon Group Inc., a Toronto-based real estate development company and served as the chief financial officer from September 2014 to April 2017,
- Bachelor's degrees in economics from Dongbei University of Finance and Economics in 2008 and from University of Western Ontario in 2010, respectively.
- Master's degree in business economics from Brock University in 2013.

Xiaoyin Li

DIRECTOR & CFO & VICE PRESIDENT

- Over 12 years of experience in real estate industry.
- Chief financial officer since April 2024.
- Vice president since February 2025.
- Director since March 2025.
- From February 2019 to January 2024, salesman at Baystreet Group Inc.
- From April 2013 to January 2019, accountant at Zhuhai Great Finance and Taxation Service Group.
- Bachelor's degree in economics from York University in 2012.

Chaoyu Wang

VICE PRESIDENT

- Vice president since July 2021.
- From March 2020 to August 2020, management consultant at PricewaterhouseCoopers in Beijing, an accounting firm.
- From November 2019 to March 2020, Mr. Wang worked in the risk advisory division at Deloitte in Beijing, China.
- Bachelor's degree in philosophy and astrophysics from University of Toronto in 2017.
- Master's degree in finance from Queens University in 2020

Chen Jin

OPERATION MANAGER

- Operation manager since April 2017.
- Bachelor's degrees in economics from Dongbei University of Finance and Economics in 2008 and from University of Western Ontario in 2010, respectively.
- Master's degree in business
- economics from Brock University in 2012.

Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.

OUR INDEPENDENT DIRECTORS

LORENZO DEVELOPMENTS INC.

Lee Yeung

INDEPENDENT DIRECTOR APPOINTEE

- Since January 2024, company secretary at Shandong Weigao Group Medical Polymer Company Limited, a company listed on the Stock Exchange of Hong Kong ("SEHK") (01066).
- From August 2010 to February 2025, Ms. Yeung served as the company secretary at Great China Holdings (Hong Kong) Limited, a company listed on SEHK (00021).
- From January 2021 to January 2024, company secretary at Fantasia Holdings Group Co., Limited and Colour Life Services Group Co., Limited, a company listed on SEHK (01778).
- Elected as an associate of chartered secretary and chartered governance professional in both Hong Kong and London in 2015.
- Bachelor's degree in physics from Hong Kong University of Science and Technology in 2008.

Ho Tung Au Yeung

INDEPENDENT DIRECTOR APPOINTEE

- Since September 2004, Mr. Au Yeung has been an active entrepreneur, currently serving as the president of InnoVision Holdings Corporation, an apparel and accessories company.
- President and Co-founder of Nobis Inc., a premium outerwear company, since November 2006.
- Founder and President of Fan Ink Ltd., a sports lifestyle company since January 2015.
- Bachelor's degree in commerce and a Bachelor's degree in computer science from the University of Toronto in 1999.
- Master's degree in economics from the University of Toronto in 2001.

Han Peng Dong

INDEPENDENT DIRECTOR APPOINTEE

- Seasoned public affairs and government relations professional with nearly two decades of experience in Canadian politics, encompassing both provincial and federal levels.
- From October 2019 to April 2025, a Member of Parliament in the House of Commons of Canada representing the federal electoral district of Don Valley North.

Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.

02 I N D U S T R Y O V E R V I E W

Definition The Real Estate Development Services Industry encompasses a range of professional activities that support the planning, development, and management of real estate projects across residential, commercial, and industrial sectors. Industry player in this domain is crucial for bridging the gap between raw land and fully developed properties, offering expertise and services that enable efficient and sustainable real estate development. The industry's scope includes project development, project management, and consultancy services, catering to developers, investors, and other stakeholders involved in real estate projects. Project Development focuses on preparing land and planning projects for construction and use. This includes activities such as conducting site analyses to determine development potential, managing the acquisition process, securing necessary permits and approvals, and overseeing the installation and improvement of infrastructure such as roads, utilities, and drainage systems. Project development also involves conceptualizing and planning the design and intended use of a property, ensuring alignment with market demands and regulatory requirements. Project Management of Construction involves end - to - end management of construction projects. Service providers play a pivotal role in planning construction timelines, coordinating with contractors, and ensuring compliance with quality standards. They also focus on mitigating risks and overseeing progress to deliver projects on time and within budget. Increasingly, the adoption of an asset - light business model has highlighted the importance of consulting services in this segment, enabling developers to outsource non - core activities while retaining control over strategic decision - making. Consultancy in Real Estate Transactions offers advisory and support services for real estate investments and transactions. This includes conducting market research and property valuations, providing investment advice, supporting negotiations, and ensuring regulatory compliance. By offering specialized expertise, consultancy services help investors and developers make informed decisions, maximize returns, and navigate the complexities of real estate markets. PROJECT DEVELOPMENT PROJECT MANAGEMENT OF CONSTRUCTION CONSULTANCY IN REAL ESTATE TRANSACTIONS CLASSIFICATION BY SERVICE TYPE Source: Canada Real Estate Development Services Market Study (the “Frost & Sullivan Report”), Frost & Sullivan Limited Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss. OVERVIEW OF REAL ESTATE DEVELOPMENT IN CANADA

OVERVIEW OF REAL ESTATE DEVELOPMENT IN CANADA

LORENZO DEVELOPMENTS INC.

Value Chain

The upstream stage focuses on the initial groundwork required for real estate development, including land preparation, regulatory compliance, and resource procurement. Landowners provide the raw land, while developers act as the central coordinators, conceptualizing projects and ensuring they align with market demand and regulatory requirements. Raw material suppliers provide essential resources such as construction materials, equipment, and infrastructure components.

The midstream stage encompasses the actual execution of real estate projects, focusing on construction, quality assurance, and risk mitigation, and is primarily driven by project management firms, which oversee the entire construction process, ensuring that timelines, budgets, and quality standards are met. These firms coordinate closely with other stakeholders, including main contractors and subcontractors, to translate project plans into completed structures. Main contractors are responsible for managing the core construction activities, such as structural work, system installation, and compliance with safety and design standards. Meanwhile, subcontractors handle specialized tasks, such as interior finishing, landscaping, or specific technical installations.

At the downstream stage, real estate agents play a crucial role in marketing and facilitating the sale or lease of properties to end-users. They act as intermediaries between developers and potential buyers or tenants, ensuring that properties reach the right audience and transactions proceed smoothly. The owners or tenants of premises represent the final users of the developed real estate.
Additionally, transaction and investment consultants provide advisory services to buyers, investors, and developers at this stage. They assist with property valuations, market analysis, regulatory compliance, and negotiation support, ensuring that transactions are executed effectively and align with financial objectives.


UPSTREAM
MIDSTREAM
DOWNSTREAM
Landowners and Real Estate Developers
Raw Material Suppliers
Government Authorities and Regulators
Project Development Consultant
Project Development Firms
Main Contractors
Subcontractors
Real Estate Agents
Owners / Tenant of Premises
consultants (Transaction and Investment)

Source: The Frost & Sullivan Report

Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.

• The Real Estate Development Services market in Canada showed steady growth from 2019 to 2024 , increasing from CAD 37 . 0 billion in 2019 to CAD 53 . 8 billion in 2024 , at a compound annual growth rate (“CAGR”) of 7 . 8% , driven by urbanization, population growth, rising demand for residential and mixed - use developments, and government investment in affordable housing and infrastructure projects. Looking ahead, the market is projected to grow to CAD73.4 billion by 2029, reflecting a slightly more moderate CAGR of 6 . 4 % from 2025 to 2029 , supported by continued investment in urban infrastructure, housing, and commercial projects healthy growth during this period . • Project Management emerged as a critical of Construction has growth driver, reaching CAD14.2 billion in 2024 with a CAGR of 9.9% from 2019 to 2024 . The segment’s sustained momentum, with a projected CAGR of 6 . 8 % from 2025 to 2029 , underscores its pivotal role in navigating Canada’s expanding construction landscape . • Consultancy in Real Estate Transactions showed steady performance, reaching CAD 12 . 5 billion in 2024 with a CAGR of 7 . 6 % from 2019 to 2024 . 2019 2020 2021 Source: The Frost & Sullivan Report 10 20 30 40 50 60 70 80 90 100 110 2022 2029E 2023 2024 2025E 2026E 2027E 2028E 8.7 8.9 19.5 37.0 10.2 9.6 19.7 39.5 13.6 11 ʒ 8 23.6 49.0 CAD BIL 13.0 13.3 25.9 52.3 11.4 13.3 25.4 50.1 12.5 14.2 27.1 53.8 13.6 15.0 28.7 57.3 14.6 15.9 30.4 60.9 15.5 16.9 32.3 64.7 16.5 18.1 34.3 69.0 17.8 19.6 36.0 73.4 2025E - 2029E 2019 - 2024 CAGR 6.4% 7.8% TOTAL 5.9% 6.8% Project Development LION 6.8% 9.9% Project Management of Construction Project Development 6.9% 7.6% Consultancy in Real Estate Transactions Project Management of Construction Consultancy in Real Estate Transactions INDUSTRY INSIGHTS Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.

03 G R O W T H S T R A TE G I E S

• By integrating zoning regulations, geographic and environmental data, and predictive analytics, our AI system is expected to enable us to deliver data - driven insights to clients while streamlining internal workflows. • As of the date of this presentation, we have not yet invested material capital in the AI model’s development . development of distressed real estate assets, including bank - seized and foreclosed properties, underutilized development projects, and government - incentivized rental housing. Development of Artificial Intelligence Technology to Enhance Client Services and Operations • Plan to develop an AI model to enhance the accuracy, efficiency, and scalability of our real estate consulting services, market analysis, and internal business operations. Strategic Acquisitions to Strengthen Operational Capabilities • Expect to acquire architectural firms, construction teams, and real estate consulting groups to enhance our operational capabilities and reinforce our market presence. • As of the date of this presentation, we have not identified specific acquisition targets and have no binding agreements in place. GROWTH STRATEGIES Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss. Expansion into Distressed Asset Acquisition and Affordable Housing Development • Intend to expand into the acquisition and

04 I N V E S T M E N T H I G H L I G H TS

A Deep Understanding of the Industry Our management team has over 10 years of experience in the Canadian real estate development industry, providing them with deep insight into market dynamics, regulatory frameworks, and development practices. Comprehensive and Customized Real Estate Development Solutions We offer comprehensive and customized solutions that cover many aspects of real estate development, including architectural design, budget control, legal compliance, and zoning coordination. By closely considering each client’s specific needs, such as the intended use of the property, financial capacity, and aesthetic preferences, we deliver development strategies that are both practical and personalized. Multidisciplinary and Experienced Team We are supported by a seasoned team of professionals with diverse backgrounds in architecture, engineering, finance, law, and project management. Approximately 33% of team members have 10 years of industry experience and our team has successfully completed 23 projects since our inception. The integration of technical knowledge and practical experience enables us to respond effectively to complex development challenges and deliver high - quality results for our clients. INVESTMENT HIGHLIGHTS Note: We also face significant risks, including client concentration, reliance on third - party service providers, and regulatory risks. See “Risk Factors” in the Registration Statement. Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.

05 F I N A N C I A L S

BALANCE SHEET

	March 31,2024	March 31,2025	March 31,2025
	CAD	CAD	USD
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	1,710	252,036	175,281
Accounts receivable, net	—	105,697	73,508
Deferred IPO costs	—	215,685	150,000
Due from related parties	607,383	907,828	631,357
TOTAL CURRENT ASSETS	**609,093**	**1,481,246**	**1,030,146**
Non-current assets			
Property and equipment, net	19,988	14,421	10,029
Right-of-use assets – operating lease	43,002	20,687	14,387
Deferred tax assets	51,581	50,150	34,877
Long-term investment	500,000	—	—
TOTAL ASSETS	**1,223,664**	**1,566,504**	**1,089,439**
LIABILITIES AND EQUITY			
CURRENT LIABILITIES:			
Long-term loans – current portion	21,580	19,920	13,854
Accrued and other payables	96,830	460,263	320,095
Operating lease liabilities – current	23,795	29,781	20,711
Income tax payable	18,946	295,391	205,432
TOTAL CURRENT LIABILITIES	**161,151**	**805,355**	**560,092**
Long-term loans – non-current portion	46,480	26,560	18,471
Operating lease liabilities – long-term	20,687	4,405	3,063
TOTAL LIABILITIES	**228,318**	**836,320**	**581,626**
COMMITMENTS AND CONTINGENCIES			
EQUITY:			
Common shares, CAD0.0001 par value, 500,000,000 shares authorized, 9,900,000 shares issued and issued and outstanding as of March 31, 2024 and 2025*	990	990	689
Preferred shares	1,350,000	—	—
(Accumulated deficits) Retained earnings	(355,644)	729,194	507,124
TOTAL EQUITY ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY	**995,346**	**730,184**	**507,813**
TOTAL LIABILITIES AND EQUITY	**1,223,664**	**1,566,504**	**1,089,439**

Note: The table sets forth a summary of our balance sheet for the fiscal years ended March 31, 2024 and 2025, respectively. This information should be read together with our consolidated financial statements and related notes included in the Registration Statement. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid, and there is a risk of loss.

Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.

For the fiscal years ended March 31, 2025 2025 2024 USD CAD CAD 794,354 1,142,200 182,500 Management services 58,439 84,030 — Management services – related party 294,721 423,779 — Consulting services 41,588 59,800 — Consulting services – related party 1,189,102 1,709,809 182,500 TOTAL REVENUES 239,138 343,856 477,122 General and administrative expenses 949,964 1,365,953 (294,622) (LOSS)/INCOME FROM OPERATIONS OTHER INCOME (EXPENSES) (5,185) (7,455) (10,372) Interest expenses, net 72,457 104,186 51,636 Other income, net 67,272 96,731 41,264 Total other income, net 1,017,236 1,462,684 (253,358) (LOSS)/IN COME BEFORE INCOME TAXES 225,569 324,346 (45,697) INCOME TAXES PROVISION/(BENEFIT) 791,667 1,138,338 (207,661) NET (LOSS)/IN COME ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPAY Note: The table sets forth a summary of our consolidated statements of operations and comprehensive income for the fiscal years ended March 31, 2024 and 2025, respectively. This information should be read together with our consolidated financial statements and related notes included in the Registration Statement. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid, and there is a risk of loss. Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss. STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

STATEMENTS OF CASH FLOW

LORENZO DEVELOPMENTS INC.

	For the fiscal years ended March 31,		
	2024	2025	2025
	CAD	CAD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:			
Total net (loss)/income	(207,661)	1,138,338	791,667
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation	11,457	5,567	3,872
Non-cash operating lease	51,901	40,664	28,280
Income from operating sub-lease	(18,900)	(8,100)	(5,633)
Impairment loss of right-of-use assets	1,479	—	—
Other income-disposal of long-term investment	—	(60,000)	(41,728)
Deferred tax	(56,938)	1,431	995
Expected credit loss	206,447	1,653	1,150
Changes in operating assets and liabilities:			
Accounts receivable	—	(107,350)	(74,657)
Prepayment and other current assets	(115,000)	—	—
Other long-term assets	3,200	—	—
Accrued and other payables	37,925	376,933	262,141
Change in lease liabilities – operating lease	(33,000)	(20,545)	(14,288)
Income tax payable	11,241	276,445	192,256
NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES	**(107,849**	**1,645,036**	**1,144,055**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(1,769)	—	—
Proceeds from disposal of long-term investment	—	560,000	389,457
Loans to related parties	—	(300,445)	(208,947)
Repayment received from shareholder loans	59,880	—	—
NET CASH PROVIDED BY INVESTING ACTIVITIES	58,111	259,555	180,510
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments of long-term loans	(18,260	(21,580)	(15,008)
Proceeds from issuance of preferred shares	150,000	—	—
Redemption of preferred shares	—	(500,000)	(347,729)
Redemption of preferred shares – related parties	—	(850,000)	(591,140)
Dividends paid for preferred shares	(84,000	(42,500)	(29,558)
Dividends paid for preferred shares – related parties	—	(24,500)	(17,038)
Deferred costs related to initial public offering	—	(215,685)	(150,000)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	**47,740**	**(1,654,265)**	**(1,150,473)**
NET (DECREASE)/INCREASE I CASH AND CASH EQUIVALE TS	**(1,998)**	**250,326**	**174,092**
TOTAL CASH AND CASH EQUIVALENTS, BEGINING OF YEAR	**3,708**	**1,710**	**1,189**
TOTAL CASH AND CASH EQUIVALENTS, END OF YEAR	**1,710**	**252,036**	**175,281**

Note: The table above sets forth a summary of our statement of cash flow for the fiscal years ended March 31, 2024 and 2025, respectively. This information should be read together with our consolidated financial statements and related notes included in the Registration Statement. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative,illiquid, and there is a risk of loss.

Note: Please see offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investment may be speculative, illiquid, and there is a risk of loss.

C O N TA C T I N F O R M A T I O N COMPANY LORENZO DEVELOPMENTS INC. ADDRESS: 3459 SHEPPARD AVENUE EAST, UNIT 218, TORONTO, ONTARIO, M1T3K4, CANADA EMAIL: INFO@LORENZODEVELOPMENTS.COM TEL: +1 416 865 - 7771 UNDERWRITER AMERICAN TRUST INVESTMENT SERVICES, INC. ADDRESS: 910 S EL CAMINO REAL SUITE 200 SAN CLEMENTE, CA 92672, UNITED STATES EMAIL: IB@AMTRUIVEST.COM TEL: +1 219 473 5542